EXHIBIT 99.2


                          SUN STATE CAPITAL CORPORATION


                            NOTICE OF SPECIAL MEETING
                             OF COMMON SHAREHOLDERS


                  A Special Meeting of common shareholders of Sun State Capital Corporation ("Sun State") will be held at 9:00 a.m., local time, on , 1997, at Sun State Bank, 4240 West Flamingo Road, Las Vegas, Nevada, to consider and vote upon an Agreement and Plan of Reorganization dated as of May 21, 1997, among Zions Bancorporation ("Zions"), Nevada State Bank ("NS Bank"), a wholly-owned subsidiary of Zions, Sun State and Sun State Bank (the "Bank"), an Agreement to Merge between Sun State and Zions and an Agreement to Merge between the Bank and NS Bank (collectively, the "Plan of Reorganization"). The Plan of Reorganization provides for the merger of Sun State into Zions with Zions being the surviving corporation and for the merger of the Bank into NS Bank with NS Bank being the surviving entity (the aforementioned mergers being referred to herein collectively as the "Reorganization").

                  Upon the consummation of the Plan of Reorganization, each holder of shares of Sun State Common Stock and each holder of Sun State Preferred Stock will be entitled to elect to receive, in exchange for each share held as of the effective date of the Plan of Reorganization, either cash or shares of Zions Common Stock or a combination of cash and stock, or to indicate no preference between cash and stock. The terms and conditions of the Reorganization and the various formulas for exchange of Sun State Common Stock and Preferred Stock for cash and/or shares of Zions Common Stock are set forth in the accompanying Proxy Statement/Prospectus. Holders of Sun State Preferred Stock will have no right to vote their shares of Preferred Stock at the Special Meeting.

                  The Board of Directors has set July , 1997, as the record date for determining common shareholders entitled to notice of and to vote at the Special Meeting.

                  Holders of Sun State Common Stock are entitled to assert dissenters' rights under Nevada law. Holders of Sun State Preferred Stock have no right to assert dissenters' rights under Nevada law.

                  By order of the Board of Directors

Dated: September   , 1997.



                                         John Dedolph
                                         President and Chief Executive Officer

         Please mark, sign and return the enclosed proxy in the envelope provided.